

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 24, 2015

Via Email
Matthew Flandermeyer
Chief Financial Officer
Golden Entertainment, Inc.
6595 South Jones Boulevard
Las Vegas, Nevada 89118

> **Re: Golden Entertainment, Inc.**
> **Form 10-K for the year ended December 28, 2014**
> **Filed March 12, 2015**
> **Form 10-Q for the quarterly period ended September 30, 2015**
> **Filed November 6, 2015**
> **File No. 000-24993**

Dear Mr. Flandermeyer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 28, 2014

Statement of Cash Flows

1. We note your presentation on the statement of cash flows of sales and maturities of short-term investments as one combined line item. In light of the fact that short term investments represent a significant part of your balance sheet, please revise to present sales and maturities of these investments as separate line items within the investing section in accordance with ASC 320-10-45-11.

Form 10-Q for the quarterly period ended September 30, 2015

Note 2. Merger with Sartini Gaming, Inc., page 5

2. We note that you disclose that the merger with Sartini Gaming was completed on July 31,

Matthew Flandermeyer
Golden Entertainment, Inc.
December 24, 2015
Page 2

2015 and accounted for as a business combination. Please provide us with a detailed analysis of your considerations for determining the accounting acquirer to be Lakes versus Sartini Gaming under the guidance in ASC 805-10-55-11 through 55-15.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381, Claire Erlanger at 202-551-3301 or me at 202-551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Accounting Branch Chief